SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

12 January 2009

LLOYDS TSB GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 12 January 2009 re: Court sanction of scheme of arrangement

07/09

12 January 2009

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, SOUTH AFRICA, CANADA OR JAPAN

Acquisition Update: Court sanction of Scheme of Arrangement

Unless otherwise defined in this announcement, capitalised terms shall have the same meaning as in the prospectus published by Lloyds TSB Group plc ("Lloyds TSB") on 18 November 2008, as supplemented (together, the "Prospectus").
Lloyds TSB is pleased to announce that the Court of Session in Edinburgh, Scotland has today made an order sanctioning the scheme of arrangement by which Lloyds TSB's acquisition of HBOS plc ("HBOS") is being implemented.

In order for the Scheme to become effective in accordance with its terms, the Court will now need to confirm the associated reduction of capital at the Reduction Court Hearing which is scheduled to take place on 16 January 2009, and the Reduction Court Order will need to be registered with the Registrar of Companies in Scotland. The anticipated Effective Date of the Scheme is 16 January 2009.

It is expected that the last day of dealings in HBOS Shares will be 14 January 2009 and the listing of HBOS Shares will be cancelled at 8.00 a.m. on 19 January 2009. An expected timetable of principal events is set out in the Appendix to this announcement.

For further information:-

Investor Relations
Michael Oliver
    +44 (0) 20 7356 2167
Director of Investor Relations
E-mail:
michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe
    +44 (0) 20 7356 1571
Senior Manager, Investor Relations
E-mail:
douglas.radcliffe@ltsb-finance.co.uk

Media
 Relations
Leigh Calder
    +44 (0) 20 7356
1347
Senior Manager, Media Relations
E-mail:
leigh.calder@lloydstsb.co.uk

Appendix
 I -
Expected Timetable of Principal Events

Suspension of listing and dealings in
HBOS Shares 6.00 p.m. on 14 January 2009

Reduction Court Hearing to confirm the
Capital Reduction 16 January 2009

Effective Date of the Scheme 16 January 2009

Cancellation of HBOS listing 8.00 a.m. on 19 January 2009

Consideration Shares in uncertificated
form expected to be credited to accounts
in CREST 8.00 a.m. on 19 January 2009

Admission of the Consideration Shares to
the Official List and to trading on the
London Stock Exchange 8.00 a.m. on 19 January 2009

Despatch of share certificates in respect of
Consideration Shares and Open Offer Shares
to certificated holders By 30 January 2009

The Prospectus and the supplementary prospectus published by Lloyds TSB on 17 December 2008 (the "Supplementary Prospectus"), which contain prescribed information relating to, amongst other things, Lloyds TSB, are available on request up until Admission of the Consideration Shares free of charge by writing to the head office of Lloyds TSB (25 Gresham Street, London EC2V 7HN (Attention: Investor Relations)) or by calling Equiniti Limited (0845 600 3579). A copy of the Prospectus and the Supplementary Prospectus are also available via Lloyds TSB's website (www.investorrelations.lloydstsb.com). The implications of the information contained in the Prospectus and the Supplementary Prospectus for Overseas Shareholders may be affected by the laws of the relevant jurisdiction. Such Overseas Shareholders should inform themselves about and observe any applicable legal requirements.

Copies of the Prospectus and the Supplementary Prospectus are also available for viewing at the Document Viewing Facility of the FSA (25 North Colonnade, London E14 5HS) and is available for inspection at Lloyds TSB's registered office (Henry Duncan House, 120 George Street, Edinburgh EH2 4LH) as well as at the offices of Linklaters LLP (One Silk Street, London EC2Y 8HQ) during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until Admission of the Consideration Shares.

This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security.

The securities mentioned herein have not been, and will not be, registered under the Securities Act. Securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of the securities mentioned herein in the United States.

The securities mentioned herein may not be offered or sold in any Restricted Jurisdiction absent registration or an applicable exemption from the registration requirements of the relevant laws of any Restricted Jurisdiction. There will be no public officer of such securities in any Restricted Jurisdiction.

The New Lloyds TSB Shares and New Lloyds TSB ADRs will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof.

Neither the content of Lloyds TSB's website (or any other website) nor the content of any website accessible from hyperlinks on Lloyds TSB's website (or any other website) is incorporated in, or forms part of, this announcement.

This announcement has been prepared for the purposes of complying with applicable law and regulation in the United Kingdom and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, ''interested'' (directly or indirectly) in one percent or more of any class of ''relevant securities'' of Lloyds TSB or HBOS, all ''dealings'' in any ''relevant securities'' of that company (including by means of an option in respect of, or a derivative referenced to, any such ''relevant securities'') must be publicly disclosed by no later than 3.30 p.m on the London business day following the date of the relevant transaction. This requirement will continue until the Effective Date, or on which the ''offer period'' for the purposes of the City Code otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ''interest'' in ''relevant securities'' of Lloyds TSB or HBOS, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all ''dealings'' in ''relevant securities'' of Lloyds TSB or HBOS by Lloyds TSB or HBOS, or by any of their respective ''associates'', must be disclosed by no later than 12.00 noon on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ''relevant securities'' ''dealings'' should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

''Interests in securities'' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ''interest'' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a ''dealing'' under Rule 8, you should consult the Panel.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS TSB GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  12 January 2009